FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....✓.... Form 40-F

           Registrant’s Press Release dated August 7, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/Donna Gershowitz

Donna Gershowitz
General Counsel & Corporate Secretary

Dated: August 7, 2008

- FOR IMMEDIATE RELEASE -

ELRON SECOND QUARTER 2008 RESULTS

RELEASE SCHEDULED FOR THURSDAY, AUGUST 14, 2008

Tel Aviv, August 7, 2008 - Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN) today announced that it will be releasing its second quarter 2008 financial results on Thursday, August 14, 2008 before the US markets open.

Elron’s management will also be hosting a conference call later that same day at 10:00am ET. On the call, Mr. Doron Birger, President and CEO, and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 866 345 5855
In the UK:	0 800 404 8418
In Israel:	03 918 0610
International Participants: +972 3 918 0610
at:
10:00am Eastern Time, 7:00am Pacific Time, 3:00pm UK Time and 5:00pm Israel Time

For your convenience, a replay of the call will be available for two days following the call. The replay numbers are: 1 888 269 0005 (US); 0 800 917 1246 (UK) and +972 3 925 5943 (International).

A replay of the call will also be available from a link on the Company website.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	Ehud Helft / Kenny Green
Elron Electronic Industries Ltd.	GK Investor Relations
Tel. 972-3-6075555	Tel. +1 646 201 9246
rinat@elron.net	info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)